RYAN C. WILKINS 949.725.4115 RWILKINS@SYCR.COM	STRADLING YOCCA CARLSON & RAUTH, P.C. 660 NEWPORT CENTER DRIVE, SUITE 1600 NEWPORT BEACH, CA 92660-6422 SYCR.COM	CALIFORNIA NEWPORT BEACH SACRAMENTO SAN DIEGO SAN FRANCISCO SANTA BARBARA SANTA MONICA COLORADO DENVER NEVADA RENO

May 18, 2015

SUBMITTED VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Crispino
Ji Shin
David Edgar
Craig Wilson

Re:	AppFolio, Inc.
Draft Registration Statement on Form S-1
Confidentially Submitted April 17, 2015
CIK No. 0001433195
Responses to Staff comments made by letter dated May 14, 2015

Dear Mr. Crispino:

Set forth below are the responses of AppFolio, Inc., a Delaware corporation (the “Company”), to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 14, 2015 (the “Comment Letter”), in connection with the Company’s Draft Registration Statement on Form S-1, which the Company confidentially submitted on April 17, 2015 pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act of 2012 and Section 24(b)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for non-public review by the Staff (as confidentially submitted, the “Draft Registration Statement”). Concurrent with the submission of this response letter, the Company is publicly filing a revised Registration Statement on Form S-1 (as filed, the “Registration Statement”), which has been revised in response to Staff comments made in the Comment Letter. In addition, the Company has revised the Registration Statement to include financial and operational information for the three months ended March 31, 2015 and update certain other information.

The Company’s responses are preceded by a reproduction of the corresponding Staff comment as set forth in the Comment Letter. To the extent applicable, each response contains a reference to the page number(s) where the responsive information may be found in the Registration Statement.

Securities and Exchange Commission

AppFolio, Inc.

Draft Registration Statement on Form S-1

May 18, 2015

Pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”), the Company is also supplementally providing to the Staff a support binder (the “Support Binder”), which provides the backup and supporting information requested by the Staff in the Comment Letter. For the convenience of the Staff, the information included in the Support Binder is organized by numbered tabs, which correspond to the number of the Staff comment in the Comment Letter to which the information is responsive.

General

1.	We will process your filing without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the filing when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

Company Response:

The Company acknowledges the Staff’s comment and confirms that it will provide the Staff with the required information with sufficient time for the Staff to review such information.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Company Response:

In response to the Staff’s comment, we are supplementally providing to the Staff, behind tab 2 of the Support Binder, a copy of all written communications that the Company, or anyone authorized to do so on the Company’s behalf, has presented to potential investors in reliance on Section 5(d) of the Securities Act. Potential investors were not permitted to retain copies of such written communications. In the event that the Company determines to make additional presentations in reliance on Section 5(d) of the Securities Act, it undertakes to supplementally provide the Staff with copies of any such additional written communications to the extent they differ from the written communications included in the Support Binder.

Securities and Exchange Commission

AppFolio, Inc.

Draft Registration Statement on Form S-1

May 18, 2015

3.	Please supplementally provide us with support for the following assertions. To the extent such assertions are management’s belief, please clarify.

•	Page 2: you deploy “exceptional cloud-based technology”

Company Response:

In response to the Staff’s comment, we are supplementally providing to the Staff, behind tab 3A of the Support Binder, a copy of supporting material for the above-listed assertion. In addition, we have revised the disclosure on pages 2 and 81 of the Registration Statement.

•	Page 2: your senior management “has a proven track record” and are “pioneers in the cloud-based software industry”

Company Response:

The Company respectfully advises the Staff that, as discussed on pages 101 and 102 of the Registration Statement, Klaus Schauser was a co-founder and, from 1999 to 2005, the Chief Technology Officer, of Expert City, Inc., a provider of web-based remote desktop access software, which was acquired by Citrix Systems, Inc. in 2004. From 1999 to 2007, Brian Donahoo served as Senior Vice President for Products and Services at Expert City. Mr. Schauser and Mr. Donahoo were responsible for growing the business of Expert City, which offered functionality such as Go To My PC, which provides remote access through any web browser, and Go To Meeting, an online meeting service, at a time when cloud computing was in its infancy. In addition, Mr. Walker was a co-founder and, from 2004 to 2006, the Chief Technology Officer, of Versora, Inc., a provider of software products and professional integration services. Mr. Schauser and Mr. Walker co-founded the Company in 2006 and, together with Mr. Donahoo, have overseen rapid growth in the Company’s business. Ida Kane was the Chief Financial Officer of thinkorswim Group, Inc., a NASDAQ-listed company, from 2005 to 2009, and of Rightscale, Inc., a cloud-based solution provider, from 2010 to 2015. The Company respectfully submits that these achievements support the Company’s assertions that senior management has a proven track record and are pioneers in the cloud-based software industry.

•	Page 3: “SMBs represent a significant proportion, and are an essential driver, of the U.S. economy. In particular, SMBs spark innovation, create jobs, and provide opportunities for success . . . . Since the end of the U.S. recession, SMBs generated approximately 60% of net new jobs from mid-2009 through mid-2013”

Company Response:

In response to the Staff’s comment, we are supplementally providing to the Staff, behind tab 3C of the Support Binder, a copy of supporting material for the above-listed assertion.

Securities and Exchange Commission

AppFolio, Inc.

Draft Registration Statement on Form S-1

May 18, 2015

•	Page 7: your solutions meet the needs of SMBs at “lower cost than an inflexible on-premise software product”

Company Response:

In response to the Staff’s comment, we are supplementally providing to the Staff, behind tab 3D of the Support Binder, a copy of supporting material for the above-listed assertion.

•	Page 74: “…solo practitioners and small law firms continue to be plagued by manual processes and outdated software despite the broader legal industry’s increased comfort with cloud-based solutions”

Company Response:

In response to the Staff’s comment, we are supplementally providing to the Staff, behind tab 3E of the Support Binder, a copy of supporting material for the above-listed assertion.

•	Page 90: you have experienced an “increasing number of unique visits to [y]our product websites, as well as…increasing interest in [y]our brands, as evidenced by Google search activity.”

Company Response:

In response to the Staff’s comment, we are supplementally providing to the Staff, behind tab 3F of the Support Binder, a copy of supporting material for the above-listed assertion.

4.	Please provide us with the relevant portions of each industry research report you cite, such as the 2012 U.S. Small Business Administration report. To expedite our review, clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, tell us whether any of the reports were prepared for you or for this offering.

Company Response:

In response to the Staff’s comment, we are supplementally providing to the Staff, behind tab 4 of the Support Binder, copies of each industry research report the Company cites. To expedite the Staff’s review, the Company has clearly marked each report to highlight the applicable portion or section containing the statistic and cross-referenced it to the appropriate location in the Registration Statement. None of the industry research reports cited were prepared for the Company or for this offering.

Securities and Exchange Commission

AppFolio, Inc.

Draft Registration Statement on Form S-1

May 18, 2015

Prospectus Summary

Overview, page 1

5.	You indicate on the bottom of page 2 that you experienced net losses in fiscal years 2013 and 2014 as a result of certain investments. The only investment you note in the paragraph, however, is an increase in employee headcount. Please clarify whether your net losses were solely the result of the increase in employee headcount.

Company Response:

In response to the Staff’s comment, we have revised the disclosure on pages 2 and 82 of the Registration Statement.

Industry Background, page 3

6.	You state that “many SMBs have not adopted integrated, web-optimized technology solutions to unify and manage their business operations.” However, you also state that “[i]n many cases, and particularly for interactions with SMBs, mobile devices have become the primary platform for conducting business and consuming information,” which appears to contradict the first statement. Please advise or revise.

Company Response:

The Company respectfully advises the Staff that, although many SMBs use mobile devices to conduct business, that use is distinct from the adoption of an integrated technology platform designed for business management. However, in response to the Staff’s comment, we have revised the disclosure on pages 3 and 83 of the Registration Statement to clarify that, while many SMBs have not adopted an integrated, web-optimized technology platform, many other SMBs use mobile devices as their primary platform for conducting business.

Our Market Opportunity, page 4

7.	Please revise to clarify how Parallels defines the cloud market for SMBs. If the solutions and services you offer compose only a portion of the cloud market, state that clearly.

Company Response:

In response to the Staff’s comment, we have revised the disclosure on pages 4 and 84 of the Registration Statement.

Securities and Exchange Commission

AppFolio, Inc.

Draft Registration Statement on Form S-1

May 18, 2015

8.	Please explain in your response letter, the methodologies and assumptions used to calculate the total addressable market size for the property management and legal verticals.

Company Response:

The Company respectfully advises the Staff that it used the following methodologies and assumptions to calculate the total addressable market (“TAM”) for the property management and legal verticals:

Property Management Vertical

In the case of the property management vertical, the Company calculated the TAM in the United States for SMBs as the product of (i) the estimated number of residential, commercial and homeowner association (“HOA”) units managed by SMBs (which the Company defines as companies with 20 to 3,000 units under management) multiplied by (ii) the estimated average revenue per unit (“ARPU”) per year which management believes is reasonably capable of being earned by the Company.

The Company estimated the number of residential, commercial and HOA units managed by SMBs based on a review of publicly available information and the following assumptions: (i) management first derived the total number of residential units by adding the total number of occupied and vacant rental units reported by the 2013 American Housing Survey, and then assumed the total number of those units managed by SMBs by reference to information reported by the National Multi-Housing Council; (ii) management first derived an assumed total number of commercial units by dividing (x) the total square footage of commercial real estate reported by CoStar by (y) management’s assumption of the average square footage of a commercial unit in the United States, and then assumed the total number of commercial units managed by SMBs by reference to information reported by the National Real Estate Investor and making a number of other assumptions about the average size of SMB property managers and the number of units they manage based on the 2012 economic census data; and (iii) management first derived the total number of HOA units by reference to information reported by the Community Association Institute, and then made an assumption about the percentage of those units managed by SMB property managers.

The Company estimated ARPU per year based on management’s estimate of the amount of revenue the Company is capable of earning from its existing customer base, taking into account the current pricing and functionality of the Company’s property management software solution.

Legal Vertical

In the case of the legal vertical, the Company calculated the TAM in the United States for SMBs as the product of (i) the number of law firms with less than 20 employees and (ii) the estimated average revenue per law firm per year which management believes is reasonably

Securities and Exchange Commission

AppFolio, Inc.

Draft Registration Statement on Form S-1

May 18, 2015

capable of being earned by the Company. The Company derived the number of law firms with less than 20 employees from the 2007 U.S. economic census data. The Company derived the estimated average revenue per law firm per year based on a management survey of a number of small law firms in the United States, which involved a detailed review of the software and services spend of those law firms.

Risk Factors

Risks Related to Our Business and Our Industry

“We manage our business towards the achievement of long-term growth…,” page 18

9.	Please revise this risk factor heading to identify the risk to investors.

Company Response:

In response to the Staff’s comment, the risk factor has been revised. Please see page 18 of the Registration Statement.

“Our estimates of market opportunity may prove to be inaccurate…,” page 23

10.	We note your statement that “the estimates in [the] prospectus relating to the size of the SMB market for cloud-based business management software for the property management and legal industries may prove to be inaccurate.” Please remove such statement, as it implies that you are not responsible for the accuracy of the information you elect to include in your prospectus.

Company Response:

In response to the Staff’s comment, the risk factor has been revised. Please see page 23 of the Registration Statement.

“Our business depends substantially on existing customers renewing their subscriptions…,” page 24

11.	Please tell us, with a view toward revised disclosure, the length of time for which a customer may use a free trial of your products.

Company Response:

In response to the Staff’s comment, the risk factor has been revised. Please see page 24 of the Registration Statement.

Securities and Exchange Commission

AppFolio, Inc.

Draft Registration Statement on Form S-1

May 18, 2015

“We expect to continue to derive a significant portion of our revenue from our property manager customers…,” page 25

12.	We note your disclosure that “most of [y]our revenue has been derived from APM … and expect that [y]our property manager customers will continue to account for a significant portion of [y]our revenue for the foreseeable future.” Please quantify in this risk factor what percentage of revenue is attributable to your property management solution.

Company Response:

In response to the Staff’s comment, the risk factor has been revised. Please see page 25 of the Registration Statement.

Cautionary Note Regarding Forward-Looking Statements, page 44

13.	You are responsible for the accuracy and completeness of all disclosure you include in your filings. Please eliminate any suggestion otherwise, including the statement on page 44 that “we cannot guarantee their accuracy or completeness.”

Company Response:

In response to the Staff’s comment, the disclaimer has been deleted as requested. Please see page 44 of the Registration Statement.

Use of Proceeds, page 46

14.	We note that you intend to use the net proceeds from this offering for working capital and other general corporate purposes. Please revise to provide more meaningful and specific disclosure of the intended use of proceeds. In this regard, consider disclosing the amount of proceeds that you plan to use to grow your business. This section does not require disclosure of definitive plans, and it is acceptable to provide a quantitative discussion of preliminary plans. Refer to Item 504 of Regulation S-K and Instruction 7 to Item 504. We note you describe your growth strategy on page 82 but do not indicate if it will be funded with offering proceeds.

Company Response:

In response to the Staff’s comment, we have revised the disclosure on pages 12 and 46 of the Registration Statement.

Securities and Exchange Commission

AppFolio, Inc.

Draft Registration Statement on Form S-1

May 18, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, 54

15.	We note your discussion in this section of the number of your customers and your annual dollar-based net expansion rate. Please tell us what consideration you have given to discussing these metrics, as well as other measures you use to evaluate your business, in a separately titled section and discussing any trends in such metrics and related material impacts on your business. For example, it appears that the growth rates of property manager customers and law firm customers are slowing. See Item 303(a) of Regulation S-K, and for additional guidance, refer to Section III.B of SEC Release No. 33-8350.

Company Response:

The Company respectfully advises the Staff that, as disclosed throughout the Registration Statement, it manages, and intends to continue to manage, its business towards the achievement of long-term growth that it believes will positively impact long-term stockholder value, and not towards the realization of short-term financial or business metrics, or short-term stockholder value.

In the process of preparing the Registration Statement, the Company carefully considered and evaluated the business and financial information that it uses to measure its performance, identify trends affecting its business, formulate business plans and make strategic decisions. In conducting this evaluation, the Company considered the Commission’s guidance in the release noted above. As a result of this evaluation, the Company concluded that the two measures that would be helpful to investors in the context of the offering are its number of customers and annual dollar-based net expansion rate. The Company believes measuring the number of customers from period-to-period is helpful because it is a key driver of the rate of adoption and utilization of the Company’s core solutions and Value+ services. The Company believes calculating its annual dollar-based expansion rate from period-to-period is helpful as a way to measure the Company’s ability to maintain and grow its relationships with existing customers, and therefore serves as a measure of both growth and retention.

However, in completing its evaluation, the Company also considered that, as a result of operating a complex business in an evolving business environment, there are numerous business and financial metrics, as well as other business and financial information, which it assesses in the course of managing its business. The Company concluded that it would be impractical to provide a discussion of each of these metrics, which typically change over time based on the Company’s performance, business plans and strategic direction. The Company was also concerned not to give undue prominence to the particular measures it chose to disclose by placing them under separate headings, given that there are different ways to calculate certain metrics, and that the Company’s particular calculation may not be viewed as meaningful by some investors.

Securities and Exchange Commission

AppFolio, Inc.

Draft Registration Statement on Form S-1

May 18, 2015

In the process of preparing the Registration Statement, the Company also carefully considered and evaluated the various trends impacting its business, including trends impacting the measures it discloses. In conducting this evaluation, the Company again considered the Commission’s guidance in the release noted above. The Company respectfully advises the Staff that it has included a discussion of certain expectations of management, as well as certain trends impacting its business, in several places within the Registration Statement, including in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section. For example, the Company discusses on pages 55 and 56 of the Registration Statement its expectations regarding future investments across its organization, as well as trends impacting operating leverage, and costs and operating expenses as a percentage of revenue. In addition, the Company has revised the disclosure on pages 63 and 64 of the Registration Statement to discuss certain quarterly revenue and cost trends.

In response to the Staff’s specific comment about the trend in the growth rates of the Company’s customers, the Company respectfully advises the Staff that it does not believe there are any unique or meaningful trends to disclose, nor does it believe any recent changes in the growth rates of customers are reflective of any particular expectation of management. The number of the Company’s property manager and law firm customers has increased over time, and the Company expects that they will continue to increase in absolute terms. However, as disclosed on pages 21 and 22 of the Registration Statement, the Company believes that its business, including the number of its customers, will fluctuate from period-to-period based on a number of factors, including the timing of the introduction of new core functionality and Value+ services, the rate at which customers who start their accounts on a free trial convert into paying subscribers, and the timing of the Company’s expansion into adjacent markets and new verticals.

Comparison of Years Ended December 31, 2013 and 2014

Revenue, page 58

16.	We note the reference in this section to your strong customer renewal rates. Please tell us what consideration you have given to disclosing customer renewal rates and discussing related trends. Refer to Section III.B of SEC Release No. 33-8350.

Company Response:

The Company respectfully advises the Staff that, as discussed in its response to Comment No. 15, in the process of preparing the Registration Statement, the Company carefully considered the business and financial information that it uses to measure the performance of its business. The Company specifically considered whether customer renewal rates are an important metric considered by management in assessing the business, and whether disclosure of these rates would be helpful to investors. The Company determined not to disclose customer renewal rates as a separate measure of performance principally because it disclosed its annual dollar-based net expansion rate. The net expansion rate calculates the revenue generated by the Company from the sale of its core solutions and Value+ services in one year from an established base of customers as

Securities and Exchange Commission

AppFolio, Inc.

Draft Registration Statement on Form S-1

May 18, 2015

compared to the revenue generated by the Company from the sale of its core solutions and Value+ services in the prior year for the same base of customers. The net expansion rate increases when customers adopt Value+ services, increase usage, or expand the business they are managing on the Company’s platform. The net expansion rate is reduced when customers adopt fewer Value+ services, decrease usage, reduce the business they are managing on the Company’s platform or terminate their subscription agreements. The Company believes that this metric provides a better measure of its performance than its customer renewal rate because it serves as a measure of both growth and retention, and is more consistent with how management views the business. In addition, the Company respectfully advises the Staff that, although customer renewal rates are a driver of revenue from the Company’s core solutions, the Company determined that the separate disclosure of its customer renewal rate would not be meaningful to investors because it would not capture customer retention with respect to, or adoption and utilization of, the Company’s Value+ services. As disclosed in the Registration Statement, while the Company offers both its core solutions and a range of Value+ services on a subscription basis, the terms of the related subscription agreements range from one-month to one-year, and certain other Value+ services are offered on a usage basis. As such, the Company’s customer renewal rate is a measure of the performance of only a portion of its business.

17.	We note your disclosure indicating that revenue growth in 2014 was partly due to Value+ services. Please tell us the extent to which revenue growth was attributed to usage-based fees and if significant, what consideration was given quantifying such amount and providing supporting disclosure such as the number of transactions processed. Refer to Section III.B.1 of SEC Release 33-8350.

Company Response:

The Company respectfully advises the Staff that its revenue growth in 2014 was partly due to the growth in Value+ services. The Company further advises the Staff that the vast majority of Value+ service revenue growth in 2014 was attributable to usage-based services. The Company’s discussion of the changes in revenue within the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section is consistent with the manner in which management assesses the Company’s business. Management, including the Company’s chief operating decision maker (the “CODM”), reviews revenue by type, which specifically refers to the Company’s core solutions, Value+ services and other service offerings. This is because the Company’s customer relationships begin when the customer subscribes to the Company’s core solution and then develop as the customer purchases and adopts the Company’s Value+ services. The Company does not separately monitor usage-based fees or the number of transactions processed, and the Company’s business is not managed, assessed or reviewed on the basis of usage-based fees or number of transactions processed. The Company respectfully advises the Staff that, because management does not measure its business success by the number of transactions processed, the Company did not consider quantifying such amount and providing additional disclosure.

Securities and Exchange Commission

AppFolio, Inc.

Draft Registration Statement on Form S-1

May 18, 2015

Contractual Obligations and Other Commitments, page 61

18.	We note your disclosure of unrecognized tax benefits as of December 31, 2014 on page F-28. Please tell us what consideration was given to disclosing liabilities relating to such benefits in the table of contractual obligations or related note. See Item 303(a)(5) of Regulation S-K and Section II.C of SEC Release No. 33-9144.

Company Response:

In response to the Staff’s comment, we have revised the disclosure on page 67 of the Registration Statement.

Critical Accounting Policies and Estimates

Common Stock Valuations, page 67

19.	Please revise to disclose that estimates of the fair value of your common shares will not be necessary once the shares begin trading.

Company Response:

In response to the Staff’s comment, we have revised the disclosure on pages 71 and F-16 of the Registration Statement.

20.	For any options granted or other share-based issuances subsequent to the most recent balance sheet date presented in the registration statement, if material, please revise your disclosure to include the expected impact the additional grants will have on your financial statements. Additionally, continue to provide us with updates to the requested information for all equity-related transactions subsequent to this request through the effective date of the registration statement.

Company Response:

The Company respectfully advises the Staff that there have been no options granted or other share-based issuances subsequent to March 31, 2015. The Company acknowledges the Staff’s comment and will continue to provide the Staff with updates to the requested information for all equity-related transactions through the effective date of the Registration Statement.

Securities and Exchange Commission

AppFolio, Inc.

Draft Registration Statement on Form S-1

May 18, 2015

Business

Our Solutions

Modern Cloud-Based Solutions, page 80

21.	We note your statement that your platform allows for “rapid and cost-effective deployment of [y]our…solutions.” With a view toward revised disclosure, please tell us how long it takes on average for customers to deploy your solutions.

Company Response:

The Company respectfully advises the Staff that customer deployments are completed immediately as customers are given access to the Company’s core solution following the creation of a customer account. The core solution is fully functional at the time the Company provides access.

Following deployment of the Company’s core solution, depending on the size and complexity of the customer’s business, the customer may elect to have one of the Company’s on-boarding specialists assist it with the on-boarding process. On-boarding typically involves assisting the customer with configuration of the Company’s core solution (selecting options from standard drop-down menus) and data migration (loading preexisting customer data into the Company’s core solution). As the Company’s law firm customers generally begin to use the Company’s core solution pursuant to a free-trial, they generally do not receive separate on-boarding services. During the first four months of 2015, for property manager customers that elected to have one of the Company’s on-boarding specialists assist them with on-boarding, the average amount of time between when the customer received access to the Company’s core solution and completion of on-boarding services was approximately six weeks.

The average six-week period in 2015 includes the amount of time it took for property manager customers to determine their desired configuration and provide the data for migration. The Company respectfully advises the Staff that the effort to on-board its property manager customers is not complex and, once customers determine their desired configuration and provide the required data for migration, on-boarding is completed in a short period of time.

Benefits of Our Solutions

Benefits to Our SMB Customers, page 80

22.	We note your statement that your software enables property managers to achieve higher occupancy rates, optimize pricing and offer ancillary services. Please tell us how you measure the impact of your software on these aspects of your customers’ businesses.

Company Response:

The Company respectfully advises the Staff that it does not measure or seek to quantify the impact of its software on the ability of its customers to achieve higher occupancy rates, optimize pricing and offer ancillary services. Rather, the Company maintains an open dialogue with its customers and receives feedback through testimonials and interactions at industry and customer events. The Company therefore learns of these achievements from its customers directly. In response to the Staff’s comment, we are supplementally providing to the Staff, behind tab 22 of the Support Binder, several examples of testimonials in which the Company’s customers discuss the impact of the Company’s software on their businesses.

Securities and Exchange Commission

AppFolio, Inc.

Draft Registration Statement on Form S-1

May 18, 2015

Management

Committees of the Board of Directors, page 97

23.	You disclose that Mr. Bliss is the manager of the IGSB II Entities and is the beneficial owner of approximately 36.5% of your shares. You also disclose that Mr. von Blottnitz is a venture partner of BV Capital, a beneficial owner of approximately 14.5% of your shares. Please provide us with your analysis in support of the board’s determination that Messrs. Bliss and von Blottnitz will satisfy the requirements for independence under the rules of the NASDAQ Global Market and the Commission. In this regard, explain to us how you concluded Mr. von Blottnitz is independent for the purposes of Exchange Act Rule 10A-3(b)(1) and Messrs. Bliss and von Blottnitz are independent for purposes of Exchange Act Rule 10C-1(b)(1).

Company Response:

Independence Under NASDAQ Listing Rules

The Company’s board of directors has affirmatively concluded that Messrs. Bliss and von Blottnitz are each independent directors under the rules of the NASDAQ Global Market (“NASDAQ”) because they do not have any of the prohibited relationships set forth in NASDAQ Listing Rule 5605(a)(2), and do not otherwise have a relationship with the Company that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In addition, the Company’s board of directors has affirmatively concluded that Mr. Rauth, who is a partner at Investment Group of Santa Barbara (“IGSB”), and has been appointed to join the Company’s board of directors immediately following effectiveness of the Registration Statement, will be an independent director under NASDAQ rules. We have revised the disclosure on page 101 and elsewhere in the Registration Statement to reflect this development.

In making these determinations, the board of directors considered a number of factors, including the beneficial ownership of the directors, any related-party transactions involving the directors, and the Company’s prior relationship with the directors. In addition, the board of directors considered NASDAQ guidance, which provides that ownership of stock by itself does not preclude a determination of independence, as stock ownership does not impair independence from management.

Furthermore, specifically in the context of appointing Messrs. Rauth and von Blottnitz to the compensation committee of the Company’s board of directors (the “Compensation Committee”), the board of directors considered NASDAQ guidance, which provides that, in setting forth criteria for independent director oversight of executive compensation, it may be appropriate for certain persons, such as representatives of significant stockholders, to serve on the compensation committee of a listed company.

Securities and Exchange Commission

AppFolio, Inc.

Draft Registration Statement on Form S-1

May 18, 2015

Independence Under Exchange Act Rule 10A-3

Pursuant to Exchange Act Rule 10A-3(b)(1), in order to serve on the audit committee of a NASDAQ-listed company, a director must be an independent director under NASDAQ rules and the member of the audit committee may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (i) accept directly or indirectly any consulting, advisory or other compensatory fee from the issuer or any subsidiary thereof, or (ii) be an “affiliated person” of the issuer or any subsidiary thereof. For this purpose, the Commission has confirmed that it defines the term “affiliated person” and the related term “control” consistent with other definitions of those terms under the federal securities laws.

Mr. von Blottnitz has never received, directly or indirectly, any consulting, advisory or other compensatory fees from the Company, whether as a member of the board of directors or otherwise. Following completion of the offering, Mr. von Blottnitz will only receive compensation pursuant to the terms of the Company’s director compensation policy for service as a director and as a member of any board committees on which he serves.

While Mr. von Blottnitz continues to serve as a venture partner at BV Capital, he does not have beneficial ownership of the shares reported for BV Capital in the “Principal Stockholders” section of the Registration Statement, as he does not have any right (sole or shared) to vote or dispose of the shares. Rather, Mr. von Blottnitz has beneficial ownership of an immaterial number of shares, which ownership will be further diluted by the issuance of shares in the offering. In addition, upon completion of the offering, while he will continue to serve as Chairman of the Company’s board of directors, Mr. Blottnitz will be only one of seven members of the board of directors. Furthermore, Mr. Blottnitz does not have any other relationships with the Company or any of its subsidiaries that would allow him to direct or cause the direction of the management and policies of the Company, or to otherwise directly or indirectly control the Company. As a result, the board of directors has concluded that Mr. von Blottnitz is not an “affiliated person” of the Company.

For the foregoing reasons, the board of directors has concluded that Mr. von Blottnitz is independent for the purposes of Exchange Act Rule 10A-3(b)(1).

Independence Under Exchange Act Rule 10C-1

Pursuant to Exchange Act Rule 10C-1(b)(1), in order to serve on the compensation committee of a NASDAQ-listed company, a director must be an independent director under NASDAQ rules, and the board of directors must also consider all factors relevant to determining whether the director has a relationship to the Company which is material to the director’s ability to be independent from management in connection with the duties of a compensation committee member, including (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the Company to such director, and (ii) whether such director is affiliated with the Company, a subsidiary of the Company or an affiliate of a subsidiary of the Company. As noted above, NASDAQ has also issued guidance confirming that directors who are associated with significant stockholders are not precluded from serving on the compensation committee of a listed company.

Securities and Exchange Commission

AppFolio, Inc.

Draft Registration Statement on Form S-1

May 18, 2015

Mr. Bliss will not be serving as a member of the Compensation Committee upon the effectiveness of the Registration Statement. We have revised the disclosure on pages 101, 105 and 107 of the Registration Statement to reflect this development. As a result, Exchange Act Rule 10C-1(b)(1) does not apply to Mr. Bliss.

As discussed above, Mr. von Blottnitz has never received any compensation from the Company and, following completion of the offering, he will only receive compensation pursuant to the terms of Company’s director compensation policy for service as a director and as a member of any board committees on which he serves. In addition, Mr. von Blottnitz has beneficial ownership of an immaterial number of shares, and does not have any other relationships with the Company or any of its subsidiaries or their affiliates that would allow him to direct or cause the direction of the management and policies of the Company, or to otherwise directly or indirectly control the Company. As a result, the board of directors has concluded that Mr. von Blottnitz is not “affiliated with” the Company. For the foregoing reasons, the board of directors has concluded that Mr. von Blottnitz is independent for the purposes of Exchange Act Rule 10C-1(b)(1).

Mr. Rauth, who is a partner at IGSB, has been appointed to become a member of the Compensation Committee immediately following the effectiveness of the Registration Statement. Mr. Rauth has never received any compensation from the Company. In addition, following completion of the offering, Mr. Rauth will not be eligible to receive compensation from the Company because, pursuant to the Company’s director compensation policy, he has beneficial ownership of 5% or more of the Company’s shares (see discussion below).

While Mr. Rauth is a partner at IGSB, he has the right to vote or dispose of only a portion of the shares beneficially owned by IGSB and its affiliated entities. As disclosed in the “Principal Stockholders” section of the Registration Statement, Mr. Rauth has shared voting rights with respect to only 6.9% of the Company’s shares, which will be further diluted by the issuance of shares in the offering. These shares are included within, and are not in addition to, the shares reported as beneficially owned by IGSB and its affiliated entities. In addition, upon completion of the offering, Mr. Rauth will be only one of seven members of the board of directors. Furthermore, Mr. Rauth does not have any other relationships with the Company or any of its subsidiaries or their affiliates that would allow him to direct or cause the direction of the management and policies of the Company, or to otherwise directly or indirectly control the Company. As a result, the board of directors has concluded that Mr. Rauth is not an “affiliated person” of the Company.

For the foregoing reasons, the board of directors has concluded that Mr. Rauth is independent for the purposes of Exchange Act Rule 10C-1(b)(1).

Securities and Exchange Commission

AppFolio, Inc.

Draft Registration Statement on Form S-1

May 18, 2015

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Segment Information, page F-8

24.	We note that your CODM reviews, among other information, revenue by type of service. However, you have not disclosed a breakout of revenue by type of service. Please tell us what consideration was given to disclosing revenues attributed to each different service and product type, such as subscriptions, usage-based fees, on-boarding and optimizing of core solutions, as well as website design services whether or not your CODM reviews such information. Refer to ASC 280-10-50-38 and 40.

Company Response:

The Company respectfully advises the Staff that, consistent with ASC 280-10-50-38 and 40, it has provided, in Note 11 to its consolidated financial statements, which appears on page F-28 of the Registration Statement, a breakout of revenue for the Company’s core solutions, Value+ services and other service offerings. The Company believes that revenues from the core solutions, Value+ services and other service offerings have been presented in accordance with ASC 280-10-50-40 as they constitute groups of similar services. The Company’s core solutions consist of revenue from subscriptions to its core solutions. The Company’s Value+ services (which include electronic payment services, background and credit checks, website hosting, insurance and contact center services) consist of optional, recurring services provided on either a subscription basis or a usage basis, which are purchased by the Company’s customers after their initial subscription to the Company’s core solution. The Company’s other service offerings (which include on-boarding and website design services) consist of non-recurring, one-time services.

The Company respectfully advises the Staff that it determined not to present revenue attributable to subscription services and usage-based services as they do not represent groups of similar services and such a presentation would not be helpful to investors. For example, the Company believes that, as Value+ services include some subscription services (i.e. website hosting, insurance and contact center services), to present revenue on a subscription basis would not be a meaningful presentation as it would distort the growth trends attributable solely to the Company’s core solutions. Further, Value+ subscription services and Value+ usage-based services are elective services, and are not purchased by all customers. The Company also considered whether to present revenue by each individual service but, as the Company frequently introduces new services, and currently has approximately eight different services, to do so would not be practicable.

Accordingly, the Company believes it has presented revenues on the basis of a grouping of similar services consistent with ASC 280-10-50-40.

Revenue Recognition, page F-13

25.	For your one-time services described both here and on page 90 under “Customer Service,” please tell us why you believe revenue recognition is appropriate upon completion of each of the services. Also, tell us how you considered SAB Topic 13.A.3.f. and related footnote 39 in determining the recognition period.

Company Response:

The Company respectfully advises the Staff that the fees for one-time services are not upfront fees as contemplated by SAB Topic 13.A.3.f as they have value to the customer on a standalone basis. The Company considered whether revenue should be recognized for these one-time services on a proportional performance basis or upon completion of the services. The Company believes that recognition upon completion of the service is appropriate as the customer only receives value once the services are complete. Further, as discussed in the Company’s response to Comment No. 21, the Company’s effort to on-board its property manager customers is completed in a short period of time once the customer determines its desired configuration and provides the Company with the required data for migration.

Stock-Based Compensation, page F-16

26.	Please revise to disclose how you estimated the fair value of common stock and the restricted stock. See disclosures required by ASC 718-10-50-1.

Company Response:

In response to the Staff’s comment, we have revised the disclosure on page F-16.

Securities and Exchange Commission

AppFolio, Inc.

Draft Registration Statement on Form S-1

May 18, 2015

Part II. Information Not Required in the Prospectus

Item 16. Exhibits and Financial Statement Schedules

Exhibit 10.6

27.	We note that you have filed a form of the indemnification agreement rather than the individual agreements. In accordance with Instruction 2 of the Instructions to Item 601 of Regulation S-K, please file a schedule with the exhibit identifying the documents omitted and setting forth the material details in which such documents differ from the filed document.

Company Response:

The Company respectfully advises the Staff that the individual indemnification agreements are identical, as to all material terms, to the form of indemnification agreement filed as Exhibit 10.6 to the Registration Statement, except for the individual signatories and dates of execution. In response to the Staff’s comment, the Company has refiled the form of indemnification agreement, including a schedule attached as the cover page thereto, that lists the signatories and dates of execution of each individual indemnification agreement.

Exhibit 10.7

28.	It appears you have omitted material from the schedules to this exhibit. Please refile the exhibit in its entirety to include all exhibits and schedules. Note that unlike Item 601(b)(2) of Regulation S-K, there is no provision in Item 601(b)(10) of Regulation S-K for omitting schedules or similar attachments.

Company Response:

In response to the Staff’s comment, the Company has refiled Exhibit 10.7 in its entirety to include exhibits and schedules previously omitted. In particular, the Company has now included Schedule A-1, Schedule A-2, Schedule C-1, Schedule D-1, Schedule P-1, Schedule P-2, Schedule 4.1(b), Schedule 4.1(c), Schedule 4.1(d), Schedule 4.6, Schedule 4.11, Schedule 4.14 and Schedule 6.5.

* * * * *

Securities and Exchange Commission

AppFolio, Inc.

Draft Registration Statement on Form S-1

May 18, 2015

Should the Staff have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned via telephone at (949) 725-4115 or via email at rwilkins@sycr.com, or in his absence, Lisa Murison via telephone at (424) 214-7037 or via email at lmurison@sycr.com.

Sincerely,

STRADLING YOCCA CARLSON & RAUTH, P.C.

/s/ Ryan C. Wilkins
Ryan C. Wilkins

cc:

AppFolio, Inc.

Brian Donahoo, Chief Executive Officer

Ida Kane, Chief Financial Officer

Wilson Sonsini Goodrich & Rosati, P.C.

Jose F. Macias

Erika M. Muhl

Stradling Yocca Carlson & Rauth, P.C.

C. Craig Carlson

Lisa A. Murison